UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     July                    , 20 05
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑     Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes  ☐      No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)

Date July 29, 2005	By	/s/ Rochiman Sukarno (Signature) ROCHIMAN SUKARNO Head of Investor Relation

PRESS RELEASE
No. TEL. 244 /PR000/UHI/2005
TELKOM FILED ITS FIRST HALF UNAUDITED 2005 FINANCIAL REPORTS
Jakarta, July 29, 2005 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its Consolidated Financial Statements (Un-audited) as of June 30, 2004 and 2005, and for the six months period ended June 30, 2004 and 2005, to the Indonesian Capital Market Authority.
Summary of the 1H/2005 financial and operating data are as follows:

			Growth
	First Half ’04	First Half ’05%
	(in billion Rp)
Total Assets	56,257,088	58,638,578	4.2
Total Liabilities	21,025,121	17,937,206	-14.7
Total Equity	19,830,350	20,985,173	5.8
Operating Revenue	16,134,085	19,384,590	20.1
Operating Expense	9,426,106	11,403,606	21.0
Operating Income	6,707,979	7,980,984	19.0
Net Income	2,509,491	3,703,193	47.6
EBITDA	10,127,315	11,630,035	14.8
EBITDA Margin	62.80	60.00	-2.8

			Growth
	First Half ’04	First Half ’05%
TELKOM Subscribers
Line in Service (000)	9,169	12,093	31.9
Fixed Wire Line (000)	8,428	8,635	2.5
Fixed Wireless (000)	741	3,458	366.6
Telkomsel Subscribers (000)	12,366	21,548	74.3
Prepaid (000)	1,162	1,426	22.7
Postpaid (000)	10,806	13,773	27.5
KARTU As (000)	398	6,349	1495.2
To view TELKOM’s Consolidated Financial Statements (Un-audited) as of June 30, 2004 and 2005, and for the six months period ended June 30, 2004 and 2005, please visit the Company’s website:
http://www.telkom-indonesia.com/english/infoterkini/source/telkomQ22005ENG.pdf
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
ROCHIMAN SUKARNO
Head of Investor Relations
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:62-21-5215109
Fax:61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com